SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 3, 2011 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices)

(301) 306-1111
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.   **Results of Operations and Financial Condition**

On March 3, 2011, Radio One, Inc. issued a press release setting forth the results for its fourth quarter ended December 31, 2010. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01.   **Financial Statements and Exhibits**

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated March 3, 2011: Radio One, Inc. Reports Fourth Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

March 7, 2011

/s/ Peter D. Thompson
Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

March 3, 2011   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

RADIO ONE, INC. REPORTS FOURTH QUARTER RESULTS

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended December 31, 2010. Net revenue was approximately $71.2 million, an increase of 5.8% from the same period in 2009. Station operating income[1] was approximately $28.0 million, an increase of 6.5% from the same period in 2009. The Company recorded a non-cash impairment charge against its FCC licenses and goodwill of approximately $36.1 million, which led to a net operating loss of approximately $19.8 million. Net loss was approximately $27.2 million or a loss of $0.52 per share, an increase from the reported net loss of approximately $14.9 million or $0.28 per share for the same period in 2009.

Alfred C. Liggins, III, Radio One's CEO and President stated, "Overall core radio revenues were up 8.1% in the fourth quarter compared to last year led by national business, which was up 19.3%, and radio segment internet revenue, which was up 179.1%. Our internet business revenues were down 8.0% this quarter compared to the fourth quarter of 2009 but were up 14.1% for the full year; and we continue to believe that our on-line platform will be a major source of revenue and EBITDA growth for the future. Q1 2011 has started sluggishly, with radio station revenue currently pacing flat to up low single-digits on a combined basis. Normalizing for a timing difference for Reach Media's cruise, consolidated net revenue and EBITDA are expected to be approximately flat year over year.

During the fourth quarter 2010, the Company completed the Amended Exchange Offer relating to all its Senior Subordinated Notes due 2011and 2013. In addition, the amendment to our senior secured credit facility became effective which cured all prior defaults that were triggered in each of the second and third quarters under the terms of our credit facility.

Our investment in TV One continues to perform strongly. TV One had Q4 net revenues of $28.7 million (+17.1% vs Q4 2009) and EBITDA of $5.9 million after valuation expenses of $2.0 million (+12.5% vs Q4 2009). On February 25, 2011, TV One completed a private debt offering of $119 million. This five year financing at a 10% interest rate was obtained from funds managed by Canyon Capital Advisors LLC and was structured to allow for continued distributions to TV One shareholders. $82.4 million of the proceeds of this financing were used by TV One to repurchase 15.4% of its outstanding membership interests from certain financial investors and 2.0% of its outstanding membership interests held by TV One management (representing approximately 50% of interests held by management). These redemptions increased Radio One's holding in TV One from 36.8% to approximately 44.6%. TV One plans to use the balance of the Canyon funding to repurchase DirecTV's 12.4% interest in the Network.

Even though the marketplace continues to evolve and present new challenges, I am confident that Radio One is well positioned to sustain its operational and industry progress."

-MORE-

RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended December 31,		Year Ended December 31,	
	2010	2009	2010	2009
	(unaudited)		(unaudited)	(audited)
	(in thousands, except share data)		(in thousands, except share data)	
NET REVENUE	$ 71,203	$ 67,258	$ 279,906	$ 272,092
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	18,308	18,778	75,044	75,547
Selling, general and administrative, excluding stock-based compensation	24,873	22,151	102,330	90,695
Corporate selling, general and administrative, excluding stock-based compensation	7,580	8,459	28,117	23,492
Stock-based compensation	922	269	5,799	1,649
Depreciation and amortization	3,244	5,208	17,439	21,011
Impairment of long-lived assets	36,063	16,983	36,063	65,937
Total operating expenses	90,990	71,848	264,792	278,331
Operating (Loss) Income	(19,787)	(4,590)	15,114	(6,239)
INTEREST INCOME	32	44	127	144
INTEREST EXPENSE	15,775	9,367	46,834	38,404
GAIN ON RETIREMENT OF DEBT	6,646	-	6,646	1,221
EQUITY IN INCOME OF AFFILIATED COMPANY	1,726	358	5,558	3,653
OTHER EXPENSE, net	127	1	3,061	104
Loss before (benefit from) provision for income taxes, noncontrolling interest in income of subsidiaries and gain (loss) from discontinued operations	(27,285)	(13,556)	(22,450)	(39,729)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(714)	(326)	3,971	7,014
Net income (loss) from continuing operations	(26,571)	(13,230)	(26,421)	(46,743)
GAIN (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	1	(979)	(204)	(1,815)
CONSOLIDATED NET LOSS	(26,570)	(14,209)	(26,625)	(48,558)
NONCONTROLLING INTEREST IN INCOME OF SUBSIDIARIES	581	679	2,008	4,329
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (27,151)	$ (14,888)	$ (28,633)	$ (52,887)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
NET LOSS FROM CONTINUING OPERATIONS	$ (27,152)	$ (13,909)	$ (28,429)	$ (51,072)
GAIN (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	1	(979)	(204)	(1,815)
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (27,151)	$ (14,888)	$ (28,633)	$ (52,887)
Weighted average shares outstanding - basic[2]	52,087,460	52,735,892	51,509,239	59,465,252
Weighted average shares outstanding - diluted[3]	52,087,460	52,735,892	51,509,239	59,465,252

-MORE-

		Three Months Ended December 31,		Year Ended December 31,	
		2010	2009	2010	2009
		(unaudited)		(unaudited)	(audited)
		(in thousands, except per share data)		(in thousands, except per share data)	
PER SHARE DATA - basic and diluted:					
Net loss from continuing operations (basic)	$	(0.52) $	(0.26) $	(0.55) * $	(0.86)
Gain (loss) from discontinued operations, net of tax (basic)		0.00	(0.02) $	(0.00) *	(0.03)
Consolidated net loss attributable to common stockholders (basic)	$	(0.52) $	(0.28) $	(0.56) * $	(0.89)
Net loss from continuing operations (diluted)	$	(0.52) $	(0.26) $	(0.55) * $	(0.86)
Gain (loss) from discontinued operations, net of tax (diluted)		0.00	(0.02)	(0.00) *	(0.03)
Consolidated net loss attributable to common stockholders (diluted)	$	(0.52) $	(0.28) $	(0.56) * $	(0.89)
SELECTED OTHER DATA					
Station operating income [1]	$	28,022 $	26,329 $	102,532 $	105,850
Station operating income margin (% of net revenue)		39.4%	39.1%	36.6%	38.9%
Station operating income reconciliation:					
Consolidated net loss attributable to common stockholders	$	(27,151) $	(14,888) $	(28,633) $	(52,887)
Add back non-station operating income items included in consolidated net loss:					
Interest income		(32)	(44)	(127)	(144)
Interest expense		15,775	9,367	46,834	38,404
(Benefit from) provision for income taxes		(714)	(326)	3,971	7,014
Corporate selling, general and administrative expenses		7,580	8,459	28,117	23,492
Stock-based compensation		922	269	5,799	1,649
Gain on retirement of debt		(6,646)	-	(6,646)	(1,221)
Equity in income of affiliated company		(1,726)	(358)	(5,558)	(3,653)
Other expense, net		127	1	3,061	104
Depreciation and amortization		3,244	5,208	17,439	21,011
Noncontrolling interest in income of subsidiaries		581	679	2,008	4,329
Impairment of long-lived assets		36,063	16,983	36,063	65,937
(Gain) loss from discontinued operations, net of tax		(1)	979	204	1,815
Station operating income	$	28,022 $	26,329 $	102,532 $	105,850
Adjusted EBITDA[4]	$	20,442 $	17,870 $	74,415 $	82,358
Adjusted EBITDA reconciliation:					
Net loss attributable to common stockholders	$	(27,151) $	(14,888) $	(28,633) $	(52,887)
Interest income		(32)	(44)	(127)	(144)
Interest expense		15,775	9,367	46,834	38,404
(Benefit from) provision for income taxes		(714)	(326)	3,971	7,014
Depreciation and amortization		3,244	5,208	17,439	21,011
EBITDA	$	(8,878) $	(683) $	39,484 $	13,398
Stock-based compensation		922	269	5,799	1,649
Gain on retirement of debt		(6,646)	-	(6,646)	(1,221)
Equity in income of affiliated company		(1,726)	(358)	(5,558)	(3,653)
Other expense, net		127	1	3,061	104
Noncontrolling interest in income of subsidiaries		581	679	2,008	4,329
Impairment of long-lived assets		36,063	16,983	36,063	65,937
(Gain) loss from discontinued operations, net of tax		(1)	979	204	1,815
Adjusted EBITDA	$	20,442 $	17,870 $	74,415 $	82,358

*Per share amounts do not add due to rounding

-MORE-

	December 31, 2010	December 31, 2009
	(unaudited)	(audited)
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents	$ 9,192	$ 19,963
Intangible assets, net	840,147	871,221
Total assets	999,212	1,035,542
Total debt (including current portion)	642,222	653,534
Total liabilities	774,242	787,489
Total stockholders' equity	194,335	195,828
Redeemable noncontrolling interests	30,635	52,225

	Current Amount Outstanding	Applicable Interest Rate (a)
	(in thousands)	
SELECTED LEVERAGE AND SWAP DATA:		
Senior bank term debt (swap matures June 16, 2012) (a)	$ 25,000	11.42%
Senior bank term debt (subject to variable rates) (b)	321,681	7.25%
Senior bank revolving debt (subject to variable rates) (b)	7,000	7.25%
12 1/2%/15% senior subordinated notes (fixed rate)	286,794	15.00%
6 3/8% senior subordinated notes (fixed rate)	747	6.38%
Note payable (fixed rate)	1,000	7.00%

(a) A total of $25.0 million is subject to a fixed rate swap agreement that became effective in June 2005. Under our fixed rate swap agreement, we pay a fixed rate plus a spread based on our leverage ratio, as defined in our Credit Agreement. That spread is currently set at 6.25% and is incorporated into the applicable interest rates set forth above.

(b) Subject to variable Libor Rate plus a spread currently at 6.25% and incorporated into the applicable interest rate set forth above. This tranche is not covered by a swap agreement described in footnote (a).

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Forms 10-K and 10-K/A, and 10-Q and 10-Q/A and other filings with the Securities and Exchange Commission (the "SEC"). Radio One does not undertake any duty to update any forward-looking statements.

Net revenue increased to approximately $71.2 million for the quarter ended December 31, 2010, from approximately $67.3 million for the same period in 2009, an increase of 5.8%. Net revenues from our radio stations for the quarter ended December 31, 2010 increased 7.3% from the same period in 2009. We saw double digit percentage net revenue increases in Atlanta, Charlotte, Houston, Raleigh and St. Louis while we experienced decreases for the quarter in our Cincinnati and Cleveland markets. Reach Media experienced a net revenue decline of 5.3% for the quarter over the same period in 2009 and our internet business also experienced a decline of 8.0% for the same period.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets increased to approximately $50.8 million from approximately $49.4 million for the quarters ended December 31, 2010 and 2009, respectively, an increase of 2.8%. Similar to the quarter ended September 30, 2010, the spending increases continue to occur in selling, general and administrative departments. Our radio division drove most of the increased spending, with additional salaries for sales new hires and higher revenue variable expenses such as commissions, bonuses and national representation fees.

Stock-based compensation increased to $922,000 for the quarter ended December 31, 2010, compared to $269,000 for the same period in 2009, an increase of 242.8%. Increased stock-based compensation expense was due to a long-term incentive plan whereby officers and certain key employees were granted a total of 3,250,000 shares of restricted stock in January 2010. Stock-based compensation requires measurement of compensation costs for all stock-based awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest.

Depreciation and amortization expense decreased to approximately $3.2 million compared to approximately $5.2 million for the quarters ended December 31, 2010 and 2009, respectively, a decrease of 38.5%. The decrease is attributable to the completion of amortization for certain intangible assets and the completion of useful lives for certain assets.

Impairment of long-lived assets for the quarter ended December 31, 2010 increased to approximately $36.1 million, compared to approximately $17.0 million for the same period in 2009, an increase of 112.4%. Our annual impairment testing resulted in a non-cash charge to radio broadcasting licenses in Philadelphia and our year end impairment testing resulted in a non-cash charge associated with Reach Media goodwill.

Interest expense increased to approximately $15.8 million for the quarter ended December 31, 2010, from approximately $9.4 million for the same period in 2009, an increase of 68.1%. The increase in interest expense for the three months ended December 31, 2010 was due primarily to higher interest rates that took effect as a result of both entering into the third amendment to our Credit Agreement in March of 2010 as well as defaults under our credit agreement that occurred as of each of June 30, 2010, July 1, 2010 and September 30, 2010. In addition, as a result of our entry into our Amended and Restated Credit Agreement and Amended Exchange Offer on November 24, 2010, higher interest rates were in effect for the last month of the year.

As there were no early bond redemptions for the quarter ended December 31 2009, there was no gain on retirement of debt to report for the quarter, compared to a gain of approximately $6.6 million for the same period in 2010. The fourth quarter 2010 net gain on retirement of debt was due to the early redemption of the Company's outstanding 63/$_8$% Senior Subordinated Notes due 2013 at a discount. This amount was offset by a write-off of approximately $3.3 million of debt costs associated with the 2011 and 2013 Notes. A principal amount of $747,000 remained outstanding as of December 31, 2010 for the 2013 notes.

MORE-

Equity in income of affiliated company increased to approximately $1.7 million for the quarter ended December 31, 2010, compared to $358,000 for the same period in 2009, an increase of 374.9%. The amounts are attributable primarily to additional net income generated by TV One, LLC for the fourth quarter of 2010 versus the comparable period in 2009. The Company's share of the net income is driven by TV One's current capital structure and the Company's percentage ownership of the equity securities of TV One.

Income taxes for the quarter ended December 31, 2010 was a benefit of $714,000, compared to a benefit of approximately $326,000 for the same quarter in 2009. The tax benefit for both fourth quarter 2010 and 2009 relates mostly to the impairment charges for indefinite-lived intangibles recorded in that quarter, which had the impact of reducing the Company's deferred tax liability.

Income from discontinued operations, net of tax, was $1,000 for the quarter ended December 31, 2010, compared to a loss from discontinued operations, net of tax, of $979,000 for the same period in 2009. The loss from discontinued operations, net of tax, for the quarter ended December 31, 2009 is primarily driven by Giant Magazine's financial results, which included a write off of $416,000 of certain acquisition assets associated with the magazine.

Other pertinent financial information includes capital expenditures of approximately $937,000 and $1.2 million for the quarters ended December 31, 2010 and 2009, respectively. In addition, as of December 31, 2010, Radio One had total debt (net of cash balances) of approximately $633.0 million.

-MORE-

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three months and year ended December 31, 2010 and 2009 are included.

-MORE-

	Three Months Ended December 31, 2010 (in thousands, unaudited)				
	Consolidated	Radio One	Reach Media	Internet	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 71,203	$ 59,924	$ 9,250	$ 3,697	$ (1,668)
OPERATING EXPENSES:					
Programming and technical	18,308	12,907	4,787	2,353	(1,739)
Selling, general and administrative	24,873	21,309	1,374	2,560	(370)
Corporate selling, general and administrative	7,580	-	1,310	-	6,270
Stock-based compensation	922	137	-	24	761
Depreciation and amortization	3,244	804	1,089	1,089	262
Impairment of long-lived assets	36,063	19,949	16,114	-	-
Total operating expenses	90,990	55,106	24,674	6,026	5,184
Operating (loss) income	(19,787)	4,818	(15,424)	(2,329)	(6,852)
INTEREST INCOME	32	-	20	-	12
INTEREST EXPENSE	15,775	-	23	-	15,752
GAIN ON RETIREMENT OF DEBT	6,646	-	-	-	6,646
EQUITY IN INCOME OF AFFILIATED COMPANY	1,726	-	-	-	1,726
OTHER EXPENSE (INCOME), net	127	148	-	(27)	6
(Loss) income before (benefit from) provision for income taxes, noncontrolling interest in income of subsidiaries and gain (loss) from discontinued operations	(27,285)	4,670	(15,427)	(2,302)	(14,226)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(714)	(788)	74	-	-
Net (loss) income from continuing operations	(26,571)	5,458	(15,501)	(2,302)	(14,226)
GAIN (INCOME) FROM DISCONTINUED OPERATIONS, net of tax	1	2	-	(1)	-
CONSOLIDATED NET (LOSS) INCOME	(26,570)	5,460	(15,501)	(2,303)	(14,226)
NONCONTROLLING INTEREST IN INCOME OF SUBSIDIARIES	581	-	-	-	581
CONSOLIDATED NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (27,151)	$ 5,460	$ (15,501)	$ (2,303)	$ (14,807)

-MORE-

	Three Months Ended December 31, 2009 (in thousands, unaudited)				
STATEMENT OF OPERATIONS:	Consolidated	Radio One	Reach Media	Internet	Corporate/ Eliminations/ Other
NET REVENUE	$ 67,258	$ 55,435	$ 9,770	$ 4,017	$ (1,964)
OPERATING EXPENSES:					
Programming and technical	18,778	12,789	4,854	2,101	(966)
Selling, general and administrative	22,151	18,242	1,103	4,778	(1,972)
Corporate selling, general and administrative	8,459	-	1,831	-	6,628
Stock-based compensation	269	44	-	-	225
Depreciation and amortization	5,208	2,275	988	1,625	320
Impairment of long-lived assets	16,983	16,983	-	-	-
Total operating expenses	71,848	50,333	8,776	8,504	4,235
Operating (loss) income	(4,590)	5,102	994	(4,487)	(6,199)
INTEREST INCOME	44	-	34	-	10
INTEREST EXPENSE	9,367	-	10	-	9,357
EQUITY IN INCOME OF AFFILIATED COMPANY	358	-	-	-	358
OTHER EXPENSE (INCOME), net	1	(1)	-	2	-
(Loss) income before (benefit from) provision for income taxes, noncontrolling interest in income of subsidiaries and loss from discontinued operations	(13,556)	5,103	1,018	(4,489)	(15,188)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(326)	(670)	344	-	-
Net (loss) income from continuing operations	(13,230)	5,773	674	(4,489)	(15,188)
LOSS FROM DISCONTINUED OPERATIONS, net of tax	(979)	(138)	-	(423)	(418)
CONSOLIDATED NET (LOSS) INCOME	(14,209)	5,635	674	(4,912)	(15,606)
NONCONTROLLING INTEREST IN INCOME OF SUBSIDIARIES	679	-	-	-	679
CONSOLIDATED NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (14,888)	$ 5,635	$ 674	$ (4,912)	$ (16,285)

-MORE-

Year Ended December 31, 2010
(in thousands, unaudited)

	Consolidated	Radio One	Reach Media	Internet	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 279,906	$ 229,500	$ 41,773	$ 16,027	$ (7,394)
OPERATING EXPENSES:					
Programming and technical	75,044	52,091	19,888	9,514	(6,449)
Selling, general and administrative	102,330	83,175	8,786	13,063	(2,694)
Corporate selling, general and administrative	28,117	-	6,143	-	21,974
Stock-based compensation	5,799	834	-	160	4,805
Depreciation and amortization	17,439	7,134	4,249	4,942	1,114
Impairment of long-lived assets	36,063	19,949	16,114	-	-
Total operating expenses	264,792	163,183	55,180	27,679	18,750
Operating income (loss)	15,114	66,317	(13,407)	(11,652)	(26,144)
INTEREST INCOME	127	-	71	-	56
INTEREST EXPENSE	46,834	-	78	-	46,756
GAIN ON RETIREMENT OF DEBT	6,646	-	-	-	6,646
EQUITY IN INCOME OF AFFILIATED COMPANY	5,558	-	-	-	5,558
OTHER EXPENSE (INCOME), net	3,061	(84)	-	133	3,012
(Loss) income before provision for income taxes, noncontrolling interest in income of subsidiaries and (loss) gain from discontinued operations	(22,450)	66,401	(13,414)	(11,785)	(63,652)
PROVISION FOR INCOME TAXES	3,971	3,137	834	-	-
Net (loss) income from continuing operations	(26,421)	63,264	(14,248)	(11,785)	(63,652)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS, net of tax	(204)	(465)	-	261	-
CONSOLIDATED NET (LOSS) INCOME	(26,625)	62,799	(14,248)	(11,524)	(63,652)
NONCONTROLLING INTEREST IN INCOME OF SUBSIDIARIES	2,008	-	-	-	2,008
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (28,633)	$ 62,799	$ (14,248)	$ (11,524)	$ (65,660)

-MORE-

| | Year Ended December 31, 2009 | | | | |
| | (in thousands, unaudited) | | | | |
	Consolidated	Radio One	Reach Media	Internet	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 272,092	$ 218,233	$ 45,825	$ 14,044	$ (6,010)
OPERATING EXPENSES:					
Programming and technical	75,547	51,993	18,959	8,449	(3,854)
Selling, general and administrative	90,695	73,349	6,903	14,598	(4,155)
Corporate selling, general and administrative	23,492	-	6,164	-	17,328
Stock-based compensation	1,649	409	-	-	1,240
Depreciation and amortization	21,011	9,430	3,934	6,408	1,239
Impairment of long-lived assets	65,937	65,937	-	-	-
Total operating expenses	278,331	201,118	35,960	29,455	11,798
Operating (loss) income	(6,239)	17,115	9,865	(15,411)	(17,808)
INTEREST INCOME	144	-	74	-	70
INTEREST EXPENSE	38,404	-	11	3	38,390
GAIN ON RETIREMENT OF DEBT	1,221	-	-	-	1,221
EQUITY IN INCOME OF AFFILIATED COMPANY	3,653	-	-	-	3,653
OTHER EXPENSE (INCOME), net	104	114	-	(36)	26
(Loss) income before provision for income taxes, noncontrolling interest in income of subsidiaries and loss from discontinued operations	(39,729)	17,001	9,928	(15,378)	(51,280)
PROVISION FOR INCOME TAXES	7,014	3,520	3,494	-	-
Net (loss) income from continuing operations	(46,743)	13,481	6,434	(15,378)	(51,280)
LOSS FROM DISCONTINUED OPERATIONS, net of tax	(1,815)	(156)	-	(1,537)	(122)
CONSOLIDATED NET (LOSS) INCOME	(48,558)	13,325	6,434	(16,915)	(51,402)
NONCONTROLLING INTEREST IN INCOME OF SUBSIDIARIES	4,329	-	-	-	4,329
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (52,887)	$ 13,325	$ 6,434	$ (16,915)	$ (55,731)

-MORE-

Radio One, Inc. will hold a conference call to discuss its results for the fourth quarter 2010, as well as full year 2010. This conference call is scheduled for Thursday, March 3, 2011 at 10:00 a.m Eastern Standard Time. To participate on this call, U.S. callers may dial toll free 1-800-230-1074; international callers may dial direct (+1) 612-332-0226.

A replay of the conference call will be available from 12:30 p.m. Eastern Daylight Time March 03, 2011 until 11:59 p.m. March 06, 2011. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 193396. Access to live audio and a replay of the conference call will also be available on Radio One's corporate website at http://www.radio-one.com/. The replay will be made available on the website for seven days after the call.

Radio One, Inc. (www.radio-one.com) is a diversified media company that primarily targets African-American and urban consumers. The Company is one of the nation's largest radio broadcasting companies, currently owning 53 broadcast stations located in 16 urban markets in the United States. As a part of its core broadcasting business, Radio One operates syndicated programming including the Russ Parr Morning Show, the Yolanda Adams Morning Show, the Rickey Smiley Morning Show, CoCo Brother Live, CoCo Brother's "Spirit" program, Bishop T.D. Jakes' "Empowering Moments", the Reverend Al Sharpton Show, and the Warren Ballentine Show. The Company also owns a controlling interest in Reach Media, Inc. (www.blackamericaweb.com), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner. Beyond its core radio broadcasting business, Radio One owns Interactive One (www.interactiveone.com), an online platform serving the African-American community through social content, news, information, and entertainment, which operates a number of branded sites, including News One, UrbanDaily, HelloBeautiful, Community Connect Inc. (www.communityconnect.com), an online social networking company, which operates a number of branded websites, including BlackPlanet, MiGente, and Asian Avenue and an interest in TV One, LLC (www.tvoneonline.com), a cable/satellite network programming primarily to African-Americans.

Notes:

1   "Station operating income" consists of net loss before depreciation and amortization, corporate expenses, stock-based compensation, equity in (income) loss of affiliated company, income taxes, noncontrolling interest in income of subsidiaries, interest expense, impairment of long-lived assets, other expense, gain on retirement of debt, (income) loss from discontinued operations, net of tax, and interest income. Station operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless we believe station operating income is often a useful measure of a broadcasting company's operating performance and is a significant basis used by our management to measure the operating performance of our stations within the various markets because station operating income provides helpful information about our results of operations apart from expenses associated with our physical plant, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Station operating income is frequently used as one of the bases for comparing businesses in our industry, although our measure of station operating income may not be comparable to similarly titled measures of other companies. Station operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net loss to station operating income has been provided in this release.

2   For the quarter ended December 31, 2010 and 2009, Radio One had 52,087,460 and 52,735,892 shares of common stock outstanding on a weighted average basis, diluted for outstanding stock options, respectively.

3   For the year ended December 31, 2010 and 2009, Radio One had 51,509,239 and 59,465,252 shares of common stock outstanding on a weighted average basis, diluted for outstanding stock options, respectively.

4   "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, equity in (income) loss of affiliated company, noncontrolling interest in income of subsidiaries, impairment of long-lived assets, stock-based compensation, other expense, (income) loss from discontinued operations, net of tax, less (2) interest income and gain on retirement of debt. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. We believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant basis used by our management to measure the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, as well as our equity in (income) loss of our affiliated company, gain on retirements of debt, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our physical plant, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net loss to EBITDA and Adjusted EBITDA has been provided in this release.